Exhibit (a)(7)
NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29602
September 1, 2006
Dear Limited Partner:
     We previously submitted to you a consent solicitation regarding National Housing Partnership Realty Fund Two (the “Partnership”), dated November 22, 2005, as supplemented (the “Consent Solicitation Statement”), pursuant to which we sought and obtained the required approvals from the limited partners to (i) extend the term of the Partnership from December 31, 2005 to December 31, 2006, (ii) permit sales of the Partnership’s property or the property of the Partnership’s operating partnerships to the General Partner or its affiliates and (iii) effect the proposed sale (the “Sale”) by one of the Partnership’s operating partnerships of San Juan del Centro, a 150-unit apartment complex located in Boulder, Colorado (the “Property”), to AIMCO Equity Services, Inc., an affiliate of the General Partner (“AES”).
     Specifically, with respect to the Sale, and based on information provided by the solicitation agent for the solicitation, approximately 7,855.0 non-AIMCO affiliated units consented to the Sale (which equates to 51.93% of the Units not held by AIMCO affiliates), 971.0 non-AIMCO affiliated units withheld consent to the Sale (which equates to 6.42% of the Units not held by AIMCO affiliates) and 430.5 units abstained (which equates to 2.85% of the Units not held by AIMCO affiliates).
     Again, we wish to thank you for your consideration and action on these items. We also wanted to notify you that, due to a change required under the regulatory approval process, in order to receive the tax credit allocation necessary to consummate the Sale on the essential terms disclosed in the Consent Solicitation Statement, Community Housing Concepts, Inc., a not-for-profit entity unaffiliated with the General Partner (“Community Housing”), has replaced AES as the purchaser of the Property. On July 27, 2006, the Partnership’s operating partnership entered into an agreement commemorating the terms of the Sale of the Property to Community Housing instead of AES. Although the purchase price and material terms for the Property sale remain the same, and the economics to the General Partner, other AIMCO affiliates and limited partners did not materially change from those disclosed in the Consent Solicitation Statement, the structural change requiring the substitution of a not-for-profit purchaser did impact the timing of the Partnership’s ability to complete the Sale. The Partnership has been informed that Community Housing made a timely submission of the new tax credit application which was received by the appropriate regulatory authorities on July 31, 2006 and, although no assurances can be given, it is currently anticipated that the Sale will now be consummated in December, 2006.
     Although there will not be any material change to the financial terms of the sale or the economic benefits to affiliates of AIMCO as a result of completing the sale and tax syndication, the additional full year of 2006 operating expenses will likely cause a reduction in the estimated distribution per limited partnership unit in an amount currently estimated to be $6. As such, while no assurances can be given regarding the exact amount of the distribution, the estimated distribution would be approximately $67 per unit if the sale is consummated on or about December 31, 2006, rather than the approximately $73 per unit, as set forth in the Consent Solicitation Statement, which was calculated assuming the sale had occurred on September 30, 2005.

     In addition, as discussed in the Consent Solicitation Statement, the General Partner and certain of its affiliates will continue to receive management and other fees during 2006 until consummation of the sale and termination of the Partnership. It has been estimated that an increase in the amounts due to affiliates of AIMCO with respect to fees for management of both the Partnership and the operating partnership for the entirety of 2006 will total approximately $69,357. These amounts relate primarily to additional administrative and reporting fees, partnership administration fees, reimbursement to the General Partner for accountable expenses, and accrued interest on loans made to the Partnership and operating partnership. However, because AIMCO and its affiliates also hold interests in the Partnership, the reduction on the distribution per unit of approximately $6 as described above will cause AIMCO and its affiliates to cumulatively incur a decreased distribution of approximately $12,814 in the distribution upon the Sale. Therefore, the net increase in amounts paid to AIMCO affiliates with respect to management of both the Partnership and the operating partnership will be approximately $56,543 assuming a sale consummation date on or about December 31, 2006.
     We will continue to update you as significant events occur during the Sale process, and please do not hesitate to contact George Buchanan at (864) 239-1029 if you have any questions regarding the enclosed information.
Very truly yours,
THE NATIONAL HOUSING PARTNERSHIP